UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of December, 2007
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐           Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated	3-5
December 3, 2007
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2007	Cameco Corporation
	By:	/s/ Gary M.S. Chad
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Law and Corporate Secretary

TSX: CCO
NYSE: CCJ
website: cameco.com
currency: Cdn

2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Updates Rabbit Lake Activities and Cigar Lake Licensing
Saskatoon, Saskatchewan, Canada, December 3, 2007. . . . . . . . . . .
Cameco Corporation reported today that the company is making good progress in dealing with the increased water inflow and is putting in place plans to permanently seal off the affected area in the underground mine at the Rabbit Lake operation. After further assessment, the company is allowing additional time before resuming underground mining activities.
Cameco has been able to more accurately measure the additional water entering the mine and now estimates it is about 110 cubic metres per hour. The mine is currently able to remove water at approximately the same rate as all the water entering the underground areas after successfully completing a planned 25% increase to the surface water handling capacity sooner than anticipated. The site had been in the process of increasing that capacity prior to experiencing the incident last week and is working toward a further, incremental increase. The mine is currently using only 4% of designated water storage areas available underground. The Rabbit Lake operation is handling this situation according to the site’s water inflow contingency plans.
As is customary in such events, site crews are in the process of building concrete barriers, or bulkheads, intended to permanently contain the increased water flow. The company has set a preliminary target of the first quarter of 2008 to seal off the increased water flow. Mining will resume when the water flow has been sufficiently reduced to provide an adequate margin of surface water handling capacity.
The Rabbit Lake operation has about 270 Cameco employees. The company does not anticipate layoffs, however, some Cameco employees may be reassigned to other tasks. There are also 220 contractor employees whose schedules may be adjusted to meet priorities on site.
In 2007, Cameco has already produced 3.7 million pounds of uranium at Rabbit Lake and estimates annual production will be 3.8 to 4.0 million pounds from stockpiled ore. We will reassess 2008 production and provide an updated forecast when mining and milling plans are finalized.

The increased water flow originated from an area being mined about 90 metres below surface. The rock around the area continues to be stable and Cameco’s geotechnical engineers have found no evidence of weakness. Similar events in past years have been handled by the mine successfully. The entire Eagle Point mine is located in stable, basement rock and is accessed by a ramp from surface. The company uses an open stope mining method in which the ore is drilled and blasted from a tunnel above and falls to a lower level. It is then picked up by scoop trams and transported by truck to surface.
Cigar Lake Licence Update
The Canadian Nuclear Safety Commission has issued Cameco an amended construction licence for Cigar Lake. The licence will be valid for two years until December 31, 2009.
Cameco plans to provide an update on progress at Cigar Lake on December 19, 2007.
Cautionary Note Regarding Forward-Looking Statements
The above noted 2008 preliminary target date for Rabbit Lake to recommence mining is forward-looking information and is based upon the following key assumptions, and is subject to the following factors that could cause results to differ materially:
•	we have assumed that the minewater inflow rates will not change except for planned reductions and the company will maintain sufficient pumping and treatment capacity to match or exceed the minewater inflow rates, but that is subject to a number of risks including equipment failure;

•	we have assumed that our plan to seal the water inflow by constructing a concrete bulkhead and filling the area behind the bulkhead with concrete and grout will succeed and be completed in a timely manner, but that is subject to a number of risks including that the plan does not work as anticipated or takes longer than expected to complete due to delays in construction;

•	we have assumed that there is no disruption in our plans to seal the water inflow and recommence mining due to among other things: natural phenomena, such as fires, cave-ins or floods; labour disputes; litigation or arbitration proceedings; delay in obtaining or failure to procure the required equipment (such as trucks to haul concrete), operating parts and supplies, including concrete and grout necessary to seal off the water inflow; equipment failure, including equipment provided by the concrete supplier and transporter; an inability to obtain the necessary permits and government approvals; unexpected geological or hydrological conditions; and adverse ground conditions. The company is subject to the risk that any or all of the foregoing will occur or other development or operating risks.
If actual results differ from the assumptions set above or if any of the material factors identified above occur, the 2008 mining restart date for Rabbit Lake may differ materially from the above forecast. Although Cameco believes the assumptions inherent in the forward-looking statement are reasonable, undue reliance should not be placed on this statement which only applies as of the date of this news release. Cameco disclaims any intention or obligation to update or reduce any forward-looking statement, whether as the result of new information, future events or otherwise.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
- End -

Media inquiries:	Lyle Krahn	(306) 956-6316

Investor inquiries:	Rachelle Girard	(306) 956-6403